Exhibit 99.2

EXECUTION COPY

SHAREHOLDERS AGREEMENT

HARRY WINSTON DIAMOND CORPORATION

- AND -

KINROSS GOLD CORPORATION

- AND -

HARRY WINSTON DIAMOND MINES LTD.

March 31, 2009

TABLE OF CONTENTS

		Page
ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION		2
1.1	Definitions	2
1.2	Additional Definitions	6
1.3	Certain Rules of Interpretation	6
1.4	Accounting Principles	7
1.5	Not a Unanimous Shareholder Agreement	7
1.6	Schedules	7

ARTICLE 2
PURPOSE AND SCOPE		8
2.1	Purpose of the Corporation	8
2.2	Compliance with Agreement	8
2.3	Compliance by Corporation	8
2.4	Compliance by Limited Partnership	8

ARTICLE 3
MANAGEMENT OF THE CORPORATION		8
3.1	Board of Directors	8
3.2	Approval of Matters	9
3.3	Indemnification	11
3.4	Additional Capital	11
3.5	Books and Records	12
3.6	Annual Budget Consultation Process	13
3.7	Consulting and Professional Services Agreement Fee	13
3.8	Information Rights	18
3.9	Ability to Cure Defaults	14
3.10	Exercise of Pre-Emptive Rights under Diavik JV Agreement	14
3.11	Majority Interest in the Diavik Diamond Mine	14

ARTICLE 4
DEALING WITH SHARES		14
4.1	Restrictions on Transfer of Special Voting Shares	14
4.2	Endorsement on Certificates	15
4.3	Required Transfers	15
4.4	Transfers to Permitted Transferees	16
4.5	Encumbrances	16
4.6	Conditions on Transfer	16
4.7	Co-operation by the Corporation	17
4.8	Required Issuances of Special Voting Shares	17

ARTICLE 5
SHARE TRANSFER PROCEDURES		17

-i-

TABLE OF CONTENTS
(continued)

-ii-

SHAREHOLDERS AGREEMENT

THIS AGREEMENT is made March 31, 2009 (the “Effective Date”)

BETWEEN:

HARRY WINSTON DIAMOND CORPORATION, a corporation governed by the laws of Canada (“HWDC”),

- and -

KINROSS GOLD CORPORATION, a corporation governed by the laws of the Province of Ontario (“Kinross”),

- and -

HARRY WINSTON DIAMOND MINES LTD., a corporation governed by the laws of Northwest Territories (the “Corporation”)

RECITALS:

A.	The Corporation was incorporated pursuant to a certificate of incorporation, dated January 27, 1998 issued under the Companies Act (Northwest Territories), under the name “Aber Diamond Mines Ltd.”.

B.	On August 3, 1998, pursuant to the filing of articles of continuance, the Corporation was continued under the Business Corporations Act (Northwest Territories).

C.	On December 3, 2007, the Corporation filed articles of amendment pursuant to which the Corporation’s name was changed to “Harry Winston Diamond Mines Ltd.”.

D.
On March 19, 2009, HWDC and Kinross entered into a subscription agreement (the “Subscription Agreement”), pursuant to which, inter alia, the Corporation would issue to Kinross shares of a new class of special voting shares of the Corporation.

E.
On March 25, 2009, the Corporation filed articles of amendment pursuant to which the Corporation authorized the creation of an unlimited number of Special Voting Shares (each, a “Special Voting Share”). A copy of the certificate and articles of amendment is attached as Schedule A.

F.	On March 25, 2009, HWDC subscribed for 775 Special Voting Shares, representing a 100% non-participating voting interest in the Corporation.

G.
On March 26, 2009, the Corporation filed articles of amendment to remove the voting rights attached to the Class A Shares. A copy of the certificate and articles of amendment is attached as Schedule A.

H.
Immediately prior to the Effective Date, the authorized share capital of the Corporation consists of an unlimited number of Class A Shares (the “Class A Shares”), an unlimited number of Class B Shares (the “Class B Shares”) and an unlimited number of Special Voting Shares. There are 25,980,002 Class A Shares, no Class B Shares and 775 Special Voting Shares issued and outstanding, and HWDC owns of record and beneficially all of the outstanding Class A Shares and Special Voting Shares.

I.	On the Effective Date, Kinross subscribed for 225 Special Voting Shares, representing a 22.5% non-participating voting interest in the Corporation.

J.	On the Effective Date, HWDC and Kinross together own all of the issued and outstanding Special Voting Shares.

K.
The parties have entered into this Agreement to record their agreement as to the manner in which the Corporation’s affairs shall be conducted and to grant to each other certain rights and obligations with respect to their ownership, directly and indirectly, of the Special Voting Shares.

THEREFORE, the parties agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following terms shall have the meanings set out below:

“Act” means the Business Corporations Act (Northwest Territories);

“Agreement” means this Shareholders Agreement, including all schedules, and all amendments or restatements as permitted, and references to “Article”, “Section” or “Schedule” mean the specified Article, Section or Schedule of this Agreement;

“Annual Budget” means, for a fiscal year, annual operating and capital budget of the Limited Partnership for such fiscal year, which shall reflect the distribution principles set forth in the Limited Partnership Agreement and shall include a schedule of planned Distributions and Cash Calls and the SG&A Budget;

“Arm’s Length” has the meaning that it has for purposes of the Income Tax Act (Canada);

“Board” means the board of directors of the Corporation;

“Business” has the meaning given in the Limited Partnership Agreement;

“Business Day” means any day other than a Saturday, Sunday or any day on which banks are generally not open for business in the City of Toronto (Ontario) or Yellowknife (Northwest Territories);

“Cash Call” has the meaning given in the Limited Partnership Agreement;

“Change of Control” of a Person (for the purposes of this definition, the “First Person”) at any time means the direct or indirect acquisition of Control of the First Person at such time by a Person or group of Persons, acting in concert, who, immediately prior to such time, did not directly or indirectly Control the First Person;

“Class A Shares” has the meaning given in the recitals, and includes the Class A Shares currently authorized as well as any additional Class A Shares that may be issued;

“Class B Shares” has the meaning given in the recitals, and includes the Class B Shares currently authorized as well as any additional Class B Shares that may be issued;

“Consulting Agreement” has the meaning given in Schedule 1.1;

“Control” means, with respect to a particular Person (for the purposes of this definition, the “First Person”), possession by another Person or a group of other Persons, acting in concert, directly or indirectly through one or more intermediaries, of the power to direct or cause the direction of management and policies of such First Person, or to elect or appoint a majority of the board of directors of such First Person, whether through ownership of Voting Securities, by contract or otherwise; and the words “Controlled”, “Controlling” and similar words have corresponding meanings;

“Diavik Diamond Mine” means the Diavik diamond mine located in the Northwest Territories and subject to the Diavik JV Agreement;

“Diavik JV Agreement” has the meaning given in Schedule 1.1;

“Direct Transfer” means, in respect of any Special Voting Shares, any sale, exchange, transfer, assignment, gift, disposition, alienation or other transaction, whether voluntary, involuntary or by operation of law, by which legal or beneficial ownership of, or other direct interest in, such Special Voting Shares passes directly from one Person to another, or to the same Person in a different capacity, whether or not for value, but excludes an Encumbrance of any Special Voting Shares permitted under this Agreement and an Indirect Transfer, and for the purposes of this definition, the definition of Indirect Transfer shall be read as if the words “but excludes Encumbrances granted by any such Persons” had been deleted;

“Director” means a member of the Board;

“Distribution” has the meaning given in the Limited Partnership Agreement;

“Eligible Transferee” means, in respect of a Shareholder: (a) any body corporate that is a Related Entity of such Shareholder and that is governed by the laws of Canada or a province or territory of Canada; or (b) any Canadian partnership for the purposes of the Income Tax Act (Canada) that is a Related Entity of such Shareholder;

“Encumbrance” means any mortgage, charge, pledge, security interest, lien, trust or other encumbrance of any nature whatsoever, however arising; and “Encumber”, “Encumbering” and “Encumbered” and similar words have corresponding meanings;

“Fee” has the meaning given in Section 3.7(a);

“General Partner” means a Person who is admitted as the general partner of the Limited Partnership, so long as such Person remains the general partner of the Limited Partnership, being the Corporation as at the Effective Date;

“Governmental Authority” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals, or dispute settlement panels or other law, rule or regulation-making organizations or entities:

(a) having or purporting to have jurisdiction on behalf of any nation, province, territory, state, or other geographic or political subdivision of any of them; or

(b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Indirect Transfer” means any:

(a)
direct or indirect sale, exchange, transfer, assignment, gift, disposition, alienation or other transaction, whether voluntary, involuntary or by operation of law, whereby the direct or indirect legal or beneficial ownership of, or other interest in, a Person, who, directly or indirectly, legally or beneficially holds Special Voting Shares, passes directly or indirectly from one Person to another, or to the same Person in a different capacity, whether or not for value; or

(b)
Change of Control of any of the legal or beneficial owners of any Person that Controls, directly or indirectly, in any manner whatsoever, any Person legally or beneficially holding Special Voting Shares, but excludes Encumbrances granted by any such Persons and, for greater certainty, debt instruments which do not evidence or otherwise in any way provide an ownership or participating or like interest or a right to acquire an ownership or participating or like interest issued by such Person;

“Initial Period” has the meaning given in Section 3.7(a);

“Laws” means laws (including common law and civil law), statutes, by-laws, rules, regulations, Orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority;

“Limited Partnership” means Harry Winston Diamond Limited Partnership, a limited partnership formed under the laws of the Northwest Territories;

“Limited Partnership Agreement” means the amended limited partnership agreement with respect to the Limited Partnership dated the Effective Date between the Corporation (as General Partner) and 6355137 Canada Inc. and Kinross (as Limited Partners), as the same may be amended, restated or replaced from time to time;

“Nominating Shareholder” has the meaning given in Section 3.1;

“Notice” has the meaning given in Section 6.9;

“Orders” means orders, injunctions, judgments, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, settlements, penalties or sanctions issued, filed or imposed by any Governmental Authority or arbitrator;

“Participant” has the meaning given in the Diavik JV Agreement;

“Participating Interest” has the meaning ascribed thereto in the Diavik JV Agreement;

“Parties” means, collectively, HWDC, Kinross, the Corporation and any other Person that becomes a party to this Agreement, and “Party” means any one of them;

“Partner” means a Person who is admitted as a partner of the Limited Partnership, so long as such Person remains a partner of the Limited Partnership;

“Partnership Units” has the meaning given in the Limited Partnership Agreement;

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, limited liability company, unlimited liability company, Governmental Authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Purchased Special Voting Shares” has the meaning given in Section 5.1;

“Purchaser” has the meaning given in Section 5.2;

“Related Agreements” means the agreements set forth in Schedule 1.1;

“Related Entity” has the meaning given in the Limited Partnership Agreement;

“Selling Entities” means, collectively, those Related Entities of HWDC which sort rough diamonds on behalf of the Limited Partnership and to which the Limited Partnership sells rough diamonds (being Harry Winston Technical Services Inc., Harry Winston Diamond (India) Private Limited and Harry Winston Diamond International N.V. as of the Effective Date); and “Selling Entity” means any one of them;

“SG&A Budget” has the meaning given in Section 3.7(b);

“Shareholders” means, collectively, HWDC and Kinross together with such other Persons as may become Parties to this Agreement as a shareholder of the Corporation, and “Shareholder” means any one of such Persons;

“Special Voting Shares” has the meaning given in the recitals, and includes the Special Voting Shares currently authorized as well as any additional Special Voting Shares that may be issued;

“Subscription Agreement” has the meaning given in the recital, and as the same may be amended, restated or replaced from time to time;

“Third Party Transferee” has the meaning given in Section 4.3(a);

“Time of Closing” has the meaning given in Section 5.2;

“Transfer” means a Direct Transfer or Indirect Transfer; and the words “Transferee” and “Transferred” and similar words have corresponding meanings, provided that were “Transfer”, “Transferee” and “Transferred” are used in respect of Partnership Units, such terms shall have the respective meanings given in the Limited Partnership Agreement;

“Vendor” has the meaning given in Section 5.2; and

“Voting Securities” means the securities of any class of any corporation, trust or partnership carrying voting rights generally under all circumstances and shall include any shares, interests or other securities convertible or exchangeable into such securities, and for the purposes of the Corporation includes the Special Voting Shares.

1.2	Additional Definitions

Unless there is something inconsistent in the subject matter or context, or unless otherwise provided in this Agreement, all other words and terms used in this Agreement that are defined in the Act shall have the meanings set out in the Act.

1.3	Certain Rules of Interpretation

In this Agreement:

(a) Time - Time is of the essence in the performance of the Parties’ respective obligations.

(b) Currency - Unless otherwise specified, all references to money amounts or “$” are to the lawful currency of Canada.

(c) Headings - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)
Consent - Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time period, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its consent or approval.

(e)
Time Periods - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(f)
Business Day - Whenever any payment to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next Business Day following.

(g)
Governing Law - This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

(h) Including - Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(i)
No Strict Construction - The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(j) Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(k)
Severability - If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(l)
Statutory References - A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation that amends, supplements or supersedes any such statute or any such regulation.

1.4	Accounting Principles

Wherever in this Agreement reference is made to “Financial Reporting Standards” such reference shall be deemed to be to the generally accepted accounting principles applicable from time to time to public companies in Canada.

1.5	Not a Unanimous Shareholder Agreement

This Agreement is not a unanimous shareholder agreement within the provisions of Section 148(1) of the Act.

1.6	Schedules

The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule A	-	Certificates and Articles of Amendment

Schedule 1.1	-	Related Agreements

Schedule 3.2	-	Summary of Sorting and Marketing Operations

Schedule 4.6	-	Form of Counterpart and Acknowledgement

Schedule 6.2	-	Arbitration Procedures

ARTICLE 2
PURPOSE AND SCOPE

2.1	Purpose of the Corporation

(a)
The sole purpose of the Corporation is to: (a) act as the General Partner in accordance with the Limited Partnership Agreement; and (b) undertake such other business and activities in accordance with this Agreement or as the Shareholders have agreed to unanimously in writing.

(b) The Corporation shall not carry on any business except as set out in Section 2.1(a).

2.2	Compliance with Agreement

Each Shareholder agrees to vote and act as a shareholder of the Corporation to fulfil the provisions of this Agreement and in all other respects to comply with, and use all reasonable efforts to cause the Corporation to comply with, this Agreement.

2.3	Compliance by Corporation

The Corporation undertakes to carry out and be bound by the provisions of this Agreement to the full extent that it has the capacity and power at law to do so.

2.4	Compliance by Limited Partnership

Subject to the terms of this Agreement and the Limited Partnership Agreement, the Corporation, as the General Partner, shall cause, and take all actions necessary to cause, the Limited Partnership to comply with its obligations under the Related Agreements.

ARTICLE 3
MANAGEMENT OF THE CORPORATION

3.1	Board of Directors

The Corporation shall have a Board appointed by the Shareholder or Shareholders holding a majority of the Voting Securities in the capital of the Corporation (the “Nominating Shareholder”). The Nominating Shareholder shall be entitled to determine the number of Directors comprising the Board and to remove any such Director by notice to such Director, the other Shareholders and the Corporation. Any vacancy occurring on the Board by reason of the death, disqualification, inability to act, resignation or removal of any Director shall be filled only by a further nominee of the Nominating Shareholder.

3.2	Approval of Matters

(a)
Notwithstanding any other provision of this Agreement or the Act, no obligation will be entered into, no decision will be made, and no action taken by the Corporation: (1) as General Partner, on behalf of the Limited Partnership, in respect to the Limited Partnership with respect to each of the matters set out below; or (2) the Corporation in respect of itself with respect to the matters set out in Sections 3.2(a)(i), 3.2(a)(iii), 3.2(a)(v), 3.2(a)(xiii), 3.2(a)(xvi), 3.2(a)(xix) and 3.2(a)(xxii), in each case, without the written approval of Kinross (which shall not be unreasonably withheld with respect to the Related Agreements listed in Part 2 of Schedule 1.1 in respect of the matters set forth in Sections 3.2(a)(vii) and 3.2(a)(viii) and in respect of expenditures pursuant to (B) of Section 3.2(a)(viii) that in the aggregate exceed [REDACTED] in a particular fiscal year (excluding amounts required to be paid by Law by the Limited Partnership)):

		(i)	any change in the articles or the by-laws of the Corporation;

(ii)
any change to the certificate of limited partnership of the Limited Partnership, other than to reflect changes in: (i) capital contributions of the Partners; (ii) the current addresses of the Partners; or (iii) the identity of the Partners;

		(iii)	the issuance of any Special Voting Shares other than in accordance with Section 4.8;

(iv)
the issuance of any equity securities of the Limited Partnership, including Partnership Units, warrants, options, convertible debt or other rights to purchase units or interests in the Limited Partnership, other than in accordance with the Limited Partnership Agreement;

		(v)	the redemption or purchase for cancellation of any outstanding Special Voting Shares;

		(vi)	the redemption or purchase for cancellation of any Partnership Units;

		(vii)	the amending, restating, replacing, terminating or waiving of any material term under, or the assigning of (or otherwise transferring any of the rights of or under) any of the Related Agreements;

(viii)
the making or incurring of any expenditure or obligation by the Limited Partnership, other than: (A) as explicitly required by any of the Related Agreements; and (B) any other expenditures necessary for the operation of the Limited Partnership and that are in accordance with the terms of the Limited Partnership Agreement; provided that such expenditures shall not in aggregate exceed [REDACTED] in any fiscal year (excluding amounts required to be paid by Law by the Limited Partnership);

		(ix)	the borrowing by the Limited Partnership of any money from any Person, other than in accordance with the Limited Partnership Agreement;

(x)	the granting of any security interest or creation of any Encumbrances on the assets of the Limited Partnership;

(xi)	the making, directly or indirectly, by the Limited Partnership of loans or advances to any Person, other than as explicitly required by any of the Related Agreements;

(xii)	the guaranteeing by the Limited Partnership of debts or obligations of any Person, other than as explicitly required by any of the Related Agreements;

(xiii)
the engaging of any transaction outside of the normal course of business of the Corporation (including acquiring or establishing any new business or terminating any part of the Corporation’s current business);

(xiv)	the engaging of any transaction outside of the normal course of business of the Limited Partnership (including acquiring or establishing any new business or terminating any part of the Business);

(xv)	the purchase by the Limited Partnership of shares in the capital of any corporation or an interest in any partnership, joint venture or similar entity;

(xvi)	the entering by the Corporation or the Limited Partnership into of an amalgamation, merger or consolidation with any other Person;

(xvii)	the entering into of any agreement with or commitment to any Person with whom the Partnership does not deal at Arm’s Length (including any Partner or Related Entity of such Partner);

(xviii)	the sale or disposition of any material property or assets of the Limited Partnership;

(xix)	the taking of any steps to reorganize, dissolve, wind up or otherwise terminate the existence of the Corporation or the Limited Partnership;

(xx)	the admission of any Person as a Partner, other than in accordance with the Limited Partnership Agreement;

(xxi)	the admission of a new or additional General Partner;

(xxii)	the entering into of any agreement whereby the Corporation delegates all or substantially all of its duties as General Partner;

(xxiii)	the making of any Distribution in any form except cash, other than in accordance with the Limited Partnership Agreement;

(xxiv)	any change in the fiscal year of the Limited Partnership;

(xxv)
as General Partner, permit the Limited Partnership to allow to occur any material change to the marketing and sorting operations, as set forth in Schedule 3.2, including: (A) any change to the current transfer price of diamonds used by the Limited Partnership when selling diamonds to the Selling Entities, which is currently [PROVISIONS RELATED TO TRANSFER PRICE REDACTED]; and (B) the addition or elimination of any Selling Entities;

(xxvi)
the entering into any agreement or arrangement whereby the Limited Partnership sells diamonds to any Person other than a Selling Entity or Tiffany and Company pursuant to the applicable Related Agreements; and

		(xxvii)	any commitment or agreement to do any of the foregoing.

(b)
Notwithstanding Section 3.2(a) and subject to the prior unanimous approval of the Shareholders, the Limited Partnership shall be permitted to make such non-sustaining capital expenditures as are contemplated by the last sentence of Schedule 3.2.

(c)
Without limiting Section 3.2(a), for greater certainty, HWDC shall not be prohibited from Encumbering its own assets, including the Partnership Units held by the Corporation, or any Encumbering of the Class A Shares or Special Voting Shares beneficially owned by HWDC or any of its Related Entities, in connection with the implementation of any secured financing of HWDC and its Related Entities; provided that:

		(i)	such financing is consistent with and subject to the provisions of Section 9 of the Subscription Agreement; and

		(ii)	no property, assets or undertaking of the Limited Partnership shall be Encumbered in connection with the implementation of any such secured financing, except as otherwise may be agreed by the Parties.

3.3	Indemnification

The Corporation shall indemnify each Director and his or her heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative proceeding to which he or she is made a party by reason of being or having been a Director provided (i) he or she acted honestly and in good faith with a view to the best interests of the Corporation; and (ii) in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

3.4	Additional Capital

Except as otherwise unanimously agreed by the Shareholders in writing or as explicitly set forth in this Agreement, none of the Shareholders shall be obligated to acquire additional Special Voting Shares or to make loans to the Corporation or guarantee any indebtedness.

3.5	Books and Records

(a)
The Corporation shall keep or cause to be kept complete and accurate books and records as required hereunder, reflecting the assets, liabilities, income and expenditures of the Corporation in accordance with Financial Reporting Standards and applicable Laws. Each Shareholder, its accountants and auditors shall have access at all reasonable times to examine, copy and audit such books and records. No third party other than (i) an accountant or auditor of a Shareholder, (ii) any tax advisor of a Shareholder engaged for transfer pricing studies or advice, (iii) Governmental Authorities, (iv) third parties that have rights to access the books and records of the Corporation pursuant to the Related Agreements (including any third parties with such rights in any future agreements related to the Corporation, the execution of which are consented to by the Shareholders) and (v) providers of financing in respect of Section 9 of the Subscription Agreement shall have access to the Corporation’s books and records without the prior written consent of all of the Shareholders unless entitlement thereto is conferred on such party by applicable Laws. Each Shareholder may, at its own expense, conduct an annual audit of the Corporation and its books and records using such Shareholder’s own internal accounting staff or external accountants. Each Shareholder shall be permitted to conduct, at its own expense, such further and other investigations into the financial affairs of the Corporation as it may reasonably require. The Corporation agrees to provide all such reasonable access to its books and records as may be required from time to time for the purposes of this Section 3.5(a).

(b)
The Corporation shall keep or cause to be kept complete and accurate books and records as required hereunder, reflecting the assets, liabilities, income and expenditures of the Limited Partnership in accordance with Financial Reporting Standards and applicable Laws. Each Shareholder, its accountants and auditors shall have access at all reasonable times to examine, copy and audit such books and records. No third party other than (i) an accountant or auditor of a Shareholder, (ii) any tax advisor of a Shareholder engaged for transfer pricing studies or advice, (iii) Governmental Authorities, (iv) third parties that have rights to access the books and records of the Corporation pursuant to the Related Agreements (including any third parties with such rights in any future agreements related to the Corporation, the execution of which are consented to by the Shareholders) and (v) providers of financing in respect of Section 9 of the Subscription Agreement shall have access to the Limited Partnership’s books and records without the prior written consent of all of the Shareholders unless entitlement thereto is conferred on such party by applicable Laws. Each Shareholder may, at its own expense, conduct an annual audit of the Limited Partnership and its books and records using such Shareholder’s own internal accounting staff or external accountants. Each Shareholder shall be permitted to conduct, at its own expense, such further and other investigations into the financial affairs of the Limited Partnership as it may reasonably require. The Corporation agrees to provide all such reasonable access to the Limited Partnership’s books and records as may be required from time to time for the purposes of this Section 3.5(b).

3.6	Annual Budget Consultation Process

Not later than 30 days after the date the Limited Partnership receives financial information with respect to the Diavik Diamond Mine, the Corporation shall provide to Kinross the proposed Annual Budget for the upcoming fiscal year. Kinross shall have a reasonable period of time to review the proposed Annual Budget and the Corporation shall respond to any reasonable questions and consider any comments that Kinross may have on the proposed Annual Budget. The Board shall review each proposed Annual Budget and either approve it or require further revisions to it, as the Board may determine; provided that each such Annual Budget shall be approved by the Board not later than 60 days after the date the Limited Partnership receives financial information with respect to the Diavik Diamond Mine. The Board may at any time and from time to time during a fiscal year approve amendments to the Annual Budget previously approved by the Board for such year; provided that Kinross shall have a reasonable period of time to review such proposed amendments and the Corporation shall respond to any reasonable questions and consider any reasonable comments that Kinross may have on such proposed amendments. Notwithstanding anything to the contrary in this Section 3.6, no Party shall have the right to disapprove any aspect of the proposed Annual Budget that is an item specified or required by the terms of the Diavik JV Agreement.

3.7	Consulting and Professional Services Agreement Fee

(a)
The Shareholders shall negotiate in good faith to establish, as compensation for the services provided by the Corporation under the Consulting Agreement, an appropriate annual consulting fee payable monthly by the Limited Partnership to HWDC (the “Fee”) for the balance of HWDC’s current fiscal year following the expiry of the first full two calendar months that occur following the Effective Date (the “Initial Period”) and for each of the following fiscal years, in each case, which properly reflects the appropriate allocation of the marketing, sales and general and administrative costs to be borne by the Partnership that are not attributable to or for the sole benefit of HWDC, including the retail division of HWDC, as more fully established in the SG&A Budget for the applicable fiscal year.

(b)
As part of the process described in Section 3.6, the Shareholders shall agree to HWDC’s budgeted marketing, sales and general and administrative costs to be incurred on behalf of the Limited Partnership for the following fiscal year (the “SG&A Budget”).

(c)
In the event that the Shareholders have been unable to agree on the amount of the Fee prior to: (i) the expiry of the Initial Period for the current fiscal year of HWDC; or (ii) approval of the SG&A Budget for each subsequent fiscal year, in each case, the amount of the Fee shall be resolved in accordance with Section 6.2.

3.8	Information Rights

The Corporation shall provide each Shareholder with:

(a)
the final Annual Budget for the next fiscal year (or any amendment thereto), as approved by the Board, not later than two days after such Annual Budget (or amendment thereto) is approved in accordance with Section 3.6;

(b)
all notices delivered on behalf of and received by the Limited Partnership under the Related Agreements (including management committee reports under the Diavik JV Agreement, reconciliations under the Consulting Agreement and notices of non-compliance, breach or default under any of the Related Agreements);

(c) all notices of Board meetings, all materials disseminated to the Board and all Board resolutions promptly following the time such notices, materials and resolutions are provided to Board; and

(d)
any other information concerning the financial condition, business, assets, prospects or affairs of the Corporation or the Limited Partnership or with respect to the Related Agreements as any Shareholder may reasonably request from time to time, provided that information relating to the marketing, sorting and selling of rough diamonds shall only be provided to Kinross if it is not competing, directly or indirectly, in the marketing and selling of rough diamonds.

3.9	Ability to Cure Defaults

For so long as Kinross exercises direction or control over any Special Voting Shares, Kinross shall be permitted to cure, on behalf of the Corporation in respect of the Limited Partnership, any non-compliance, breach or default by the Limited Partnership of any of its obligations under the Related Agreements, subject to the applicable cure periods in such Related Agreements.

3.10	Exercise of Pre-Emptive Rights under Diavik JV Agreement

[PROVISIONS RELATED TO THE EXERCISE OF RIGHTS UNDER THE JV AGREEMENT REDACTED]

3.11	Majority Interest in the Diavik Diamond Mine

In the event that the Limited Partnership acquires at least a majority of the Participating Interests under the Diavik JV Agreement, the Parties shall negotiate in good faith to amend this Agreement to reflect the Limited Partnership’s operation and management of the Diavik Diamond Mine.

ARTICLE 4
DEALING WITH SHARES

4.1	Restrictions on Transfer of Special Voting Shares

Subject to Section 4.4 and Section 4.5, no Party shall Transfer or permit the Transfer of, or create or permit to exist an Encumbrance against, Special Voting Shares legally or beneficially owned by such Shareholder, except:

(a) in accordance with the applicable provisions of this Agreement; or

(b) upon unanimous agreement of the Shareholders,

provided that notwithstanding any other provision of this Agreement, an Indirect Transfer in respect of a Person, whose common shares or similar equity interests are listed on a stock exchange, shall not be prohibited, or otherwise affected by the provisions of this Agreement.

4.2	Endorsement on Certificates

All certificates representing Special Voting Shares shall bear the following language either as an endorsement or on the face of such certificate:

“The shares represented by this certificate are subject to the terms and conditions of a shareholders agreement made March 31, 2009, as it may be amended, which agreement contains, among other things, restrictions on the right of the holder hereof to transfer or sell the shares. A copy of such agreement is on file at the registered office of the Corporation.”

4.3	Required Transfers

Subject to Section 4.6, but notwithstanding any other provision of this Agreement:

(a)
if a Shareholder or any Related Entity of such Shareholder, which, in either case, is a Partner, Transfers all or any of its Partnership Units to any Person that is not a Related Entity of such Shareholder (a “Third Party Transferee”), such Shareholder shall concurrently Transfer to the Third Party Transferee for $0.01 per Special Voting Share the same proportion of Special Voting Shares owned by such Shareholder as the Partnership Units Transferred to the Third Party Transferee is of such Shareholder’s and/or Related Entity’s Partnership Units immediately prior to the Transfer, rounded up to the nearest whole number; and

(b)
if, pursuant to the Limited Partnership Agreement, the number of Partnership Units of a Partner decreases at any time or from time to time, other than by reason of a Transfer contemplated in Section 4.3(a), the Shareholder that is, or is a Related Entity of, such Partner shall Transfer for $0.01 per Special Voting Share the number of Special Voting Shares necessary, rounded to the nearest whole number, to such other Shareholder or Shareholders that are, or are Related Entities to, Partners whose proportional interest in the Limited Partnership increased as a result of such event or events such that following such Transfer or Transfers, for each Partner that holds Special Voting Shares (either directly or through one or more Related Entities), the proportional interest of such Partner in the Limited Partnership to that of all Partners who hold Special Voting Shares (either directly or through one or more Related Entities) corresponds to the proportional interest in the Special Voting Shares of each such Shareholder, or Related Entity that is a Shareholder.

4.4	Transfers to Permitted Transferees

Notwithstanding Section 4.1, a Shareholder may effect:

(a)
a Direct Transfer of all or any of its Special Voting Shares to an Eligible Transferee of such Shareholder if, at the time of such Direct Transfer, the requirements of Section 4.6 have been satisfied; or

	(b)	an Indirect Transfer of all or any of its Special Voting Shares to an Eligible Transferee of such Shareholder.

If a Shareholder Transfers less than all of the Special Voting Shares held by such Shareholder at the time of the Transfer in accordance with this Section 4.4, such Shareholder and all Related Entities in respect of such Shareholder that are also Shareholders shall for all purposes of this Agreement be treated as a single Shareholder.

4.5	Encumbrances

Notwithstanding Section 4.1, a Shareholder may grant an Encumbrance in respect of all or any of its Special Voting Shares (and, with respect to any Class A Shares or Class B Shares owned by the Parties from time to time) to a reputable, credit-worthy bank, trust, insurance company, Governmental Authority or pension fund; provided that:

	(a)	the requirements of Section 4.6 have been satisfied; and

(b)
such lender agrees in favour of the Corporation and the other Shareholders that the enforcement of such lender’s rights in respect of such Special Voting Shares (or Class A Shares or Class B Shares) is subject to and subordinate to the provisions of this Agreement, including the provisions of this Article 4.

4.6	Conditions on Transfer

No Transfer or Encumbrance of Special Voting Shares pursuant to this Agreement may be made or permitted to be made to any Person, and any such purported Transfer or Encumbrance shall be void ab initio, unless each of the following conditions have either been satisfied or waived by prior unanimous written agreement of the Shareholders:

(a)	prior to such Transfer or Encumbrance, the Shareholder effecting the Transfer provides evidence satisfactory to each other Shareholder, acting reasonably, that:

	(i)	the other provisions of this Article 4 have been complied with or are not applicable, and that such Transfer would not result in a contravention of this Agreement;

(ii)
such Transfer will not require the qualification for distribution or registration of, or will not cause the Corporation to be required to qualify or register, the Special Voting Shares pursuant to any applicable securities Laws; and

	(iii)	all requirements of applicable Laws in respect of such Transfer have been satisfied; and

(b)
the Transferee in connection with a Direct Transfer shall have agreed in writing to become a Party to and be bound by the terms of this Agreement as a Shareholder, by executing a form of counterpart and acknowledgement substantially in the form attached as Schedule 4.6 and delivering an original executed version of such form to each other Shareholder and the Corporation.

4.7	Co-operation by the Corporation

The Corporation shall co-operate in all reasonable ways to effect and facilitate any Transfer of Special Voting Shares permitted or required pursuant to this Agreement; provided that such co-operation shall be at the sole expense of the Shareholder that is Transferring the Special Voting Shares (which expense may include all reasonable costs incurred by the Corporation in respect of such Transfer).

4.8	Required Issuances of Special Voting Shares

If, pursuant to the Limited Partnership Agreement, the number of Partnership Units of a Partner increases at any time or from time to time, other than by reason of a Transfer contemplated in Section 4.3, the Corporation shall issue from treasury to, and the Shareholder that is, or is a Related Entity of, such Partner, shall purchase, at a price of $0.01 per Special Voting Share, the number of Special Voting Shares necessary, rounded to the nearest whole number, such that following such issuance, for each Partner that holds Special Voting Shares (either directly or through one or more Related Entities), the proportional interest of such Partner in the Limited Partnership to that of all Partners who hold Special Voting Shares (either directly or through one or more Related Entities) corresponds to the proportional interest in the Special Voting Shares of each such Shareholder, or Related Entity that is a Shareholder.

ARTICLE 5
SHARE TRANSFER PROCEDURES

5.1	Application

The provisions of this Article 5 shall apply to any Transfer of Special Voting Shares (the “Purchased Special Voting Shares”) required pursuant to Section 4.3.

5.2	Time and Place of Closing

The closing of the Transfer of Purchased Special Voting Shares shall take place at the offices of counsel to the Corporation (or such other location as the parties to the Transfer and the Corporation may agree) at 10:00 a.m. (Toronto time) on the same day as the completion of the Transfer of the Partnership Units as contemplated by Section 4.3 (or such other date and time that is mutually acceptable to the vendor of the Purchased Special Voting Shares (the “Vendor”) and the purchaser of the Purchased Special Voting Shares (the “Purchaser”)) (the “Time of Closing”).

5.3	Payment and Delivery

In addition to the conditions set forth in Section 4.6, at the Time of Closing:

(a)	the Vendor shall deliver to the Purchaser:

		(i)	an executed share transfer power of attorney for the Purchased Special Voting Shares, together with the certificate(s) representing the Purchased Special Voting Shares; and

(ii)
a certificate executed by the Vendor addressed to the Purchaser certifying that the Purchased Special Voting Shares are owned of record and beneficially by the Vendor with good and marketable title thereto, free and clear of all Encumbrances; and

(b)
the Purchaser shall deliver to the Vendor certified cheques or immediately available funds by wire transfer to an account or accounts specified in writing by the Vendor in full payment of the purchase price payable for the Purchased Special Voting Shares.

5.4	Power of Attorney

If, at the Time of Closing, the Vendor fails to complete a required Transfer, the Purchaser shall have the right, if it is not in default under this Agreement, without prejudice to any other rights which it may have, upon payment of the purchase price payable by it to the Vendor at the Time of Closing to the credit of the Vendor in the main branch of the Corporation’s bank, to execute and deliver, on behalf of and in the name of the Vendor, such assignments, transfers, deeds, share certificates, instruments or other documents that may be necessary to complete the Transfer and the Vendor hereby irrevocably appoints the Purchaser its attorney in that behalf. Such appointment and power of attorney, being coupled with an interest, shall not be revoked by the insolvency, bankruptcy, dissolution, liquidation or other termination of the existence of the Vendor and the Vendor hereby ratifies and confirms and agrees to ratify and confirm all that the transferee may lawfully do or cause to be done by virtue of such appointment and power. Any Transfer pursuant to the power of attorney granted in this Section 5.4 shall be deemed to have been fully completed and all right, title, benefit and interest, both at law and in equity, in and to the Purchased Special Voting Shares shall conclusively be deemed to have been transferred and assigned to and become vested in the Purchaser and all right, title, benefit and interest, both at law and in equity, of the Vendor, or of any Transferee or other Person having any interest, legal or equitable, therein or thereto, shall thereupon cease.

5.5	Remedies

In addition to and without limiting any remedy that may be available at law or in equity or under this Agreement to the Vendor, in the event that a Purchaser defaults in the performance of its obligation to complete such Transfer, the Vendor may by notice in writing to the defaulting Purchaser, terminate all the Vendor’s obligations relating to such Transfer and, upon the giving of such notice in accordance with the provisions of this Section 5.5, such obligations shall be terminated without prejudice to the continued effectiveness of this Agreement.

ARTICLE 6
GENERAL

6.1	Confidentiality

The Parties shall be bound by the provisions of Article 12 of the Limited Partnership Agreement, as if each Party was a party to the Limited Partnership Agreement, with such changes thereto as may be required to suit the context of this Agreement, as though such provisions were replicated in, and formed part of, this Agreement.

6.2	Arbitration

(a)
Any dispute, disagreement, controversy, question or claim arising out of or relating to this Agreement, including its formation, execution, validity, existence, interpretation, performance, breach, termination, construction, application or enforcement or the rights, duties or obligations of any Party, shall be referred to and determined by arbitration in accordance with the Ontario Arbitration Act, 1991 and the procedures set out in Schedule 6.2.

(b)
Each of Shareholders acknowledges that a breach or threatened breach by any one of them of any provision of this Agreement may result in the other Shareholders or the Corporation suffering irreparable harm which cannot be calculated or fully or adequately compensated by recovery of damages alone. Accordingly, each of the Parties is entitled to equitable relief, including interim, interlocutory and permanent injunctive relief, specific performance and other equitable remedies, in the event of any breach or threatened breach of the provisions of this Agreement, in addition to any other remedies available to the Parties.

6.3	Application of this Agreement

The terms of this Agreement shall apply mutatis mutandis to any shares:

(a)	resulting from the conversion, reclassification, redesignation, subdivision or consolidation or other change of the Special Voting Shares; and

(b)	of the Corporation or any successor body corporate that are received by the Shareholders on a merger, amalgamation, arrangement or other reorganization of or including the Corporation;

and prior to any such action being taken the Parties shall give due consideration to any changes that may be required to this Agreement in order to give effect to the intent of this Section 6.3.

6.4	Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

6.5	Entire Agreement

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and sets out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the Parties pertaining to that subject matter and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, pertaining to that subject matter, including: (a) the letter agreement between Kinross and HWDC dated March 16, 2009; and (b) Schedule “B” to the Subscription Agreement. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement. Notwithstanding the foregoing, for greater certainty, no provision of the Subscription Agreement (other than Section 10 of the Subscription Agreement) shall be superseded by this Agreement.

6.6	Amendments and Waivers

No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by all of the Parties. No waiver of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give such waiver and, unless otherwise provided in the written waiver, shall be limited to the specific breach waived.

6.7	Assignment

Except as may be expressly provided in this Agreement, none of the Parties may assign its rights or obligations under this Agreement without the prior written consent of all of the other Parties.

6.8	Termination

This Agreement shall terminate upon:

(a)	the written agreement of all of the Shareholders; or

(b)	one Person becoming the beneficial owner of all of the Voting Securities of the Corporation;

except that the provisions of Sections 6.1 and 6.2 and shall continue in the event of a termination under (b).

6.9	Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by electronic delivery as follows:

(a)	in the case of a Notice to HWDC at:

Harry Winston Diamond Corporation P.O. Box 4569, Station A Toronto, ON M5W 4T9

If by courier or personal service:
[REDACTED]

	Attention:	Robert A. Gannicott
	E-mail:	rgannicott@harrywinston.com

(b)	in the case of a Notice to Kinross at:

Kinross Gold Corporation
52nd Floor, Scotia Plaza
40 King Street West
Toronto, ON M5H 3Y2

	Attention:	Corporate Secretary
	E-mail:	Shelley.Riley@Kinross.com

(c)	in the case of a Notice to the Corporation at:

Harry Winston Diamond Mines Ltd.
Suite 802, Northwest Tower
5201 - 50th Avenue
Yellowknife, NT X1A 3S9

	Attention:	Cynthia J. Levy
	E-mail:	clevy@davis.ca

with a copy to HWDC, at the address set out above.

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day. Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section 6.9.

6.10	Further Acts

The Parties will perform and cause to be performed such further and other acts and things and execute and deliver or cause to be executed and delivered such further and other documents as counsel to the Corporation considers necessary or desirable to carry out the terms and intent of this Agreement.

6.11	Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by electronic means and all such counterparts shall together constitute one and the same agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS OF WHICH the Parties have duly executed this Agreement.

HARRY WINSTON DIAMOND CORPORATION

By:	/s/ Alan S. Smayne
Name: Alan S. Smayne
Title: Chief Fiancial Officer

KINROSS GOLD CORPORATION

By:	/s/ Tye W. Burt
Name: Tye W. Burt
Title: President & Chief Executive Officer

HARRY WINSTON DIAMOND MINES LTD.

By:	/s/ Beth Bandler
Name: Beth Bandler
Title: Vice President

SCHEDULE A
CERTIFICATES AND ARTICLES OF AMENDMENT

(see attached)

SCHEDULE 1.1
RELATED AGREEMENTS

PART 1

1.
Diavik Joint Venture Agreement dated March 23, 1995 between Kennecott Canada Inc. and Aber Resources Limited (the predecessor name of HWDC), as amended by amending agreement dated December 1, 1996 between the same parties, as subsequently assigned by Kennecott Canada Inc. to Diavik Diamond Mines Inc. (“DDMI”) and by Aber Resources Limited to Aber Diamond Mines Ltd. (“ADM”) (the predecessor name of the Corporation), and as amended by an amending agreement (no.2) dated January 17, 2002 between DDMI and ADM and by an amending agreement (no.3) dated March 3, 2004 between DDMI and ADM, as subsequently assigned by ADM to the Limited Partnership (then named Aber Diamond Limited Partnership) pursuant to an assignment agreement dated March 11, 2005 between ADM and the Limited Partnership (the “Diavik JV Agreement”).

2.
Sorting and Handling Agreement dated October 1, 2001 between ADM and Aber Technical Services Inc., as subsequently assigned by ADM to the Limited Partnership (then named Aber Diamond Limited Partnership) pursuant to an assignment agreement dated March 11, 2005 between ADM and the Limited Partnership.

3.
Marketing Services Agreement dated February 27, 2004 between ADM and Aber International N.V. (the predecessor name of Harry Winston Diamond International N.V.), as subsequently assigned by ADM to the Limited Partnership (then named Aber Diamond Limited Partnership) pursuant to an assignment agreement dated March 11, 2005 between ADM and the Limited Partnership.

4.
Aber International Rough Diamond Supply Agreement dated October 29, 2007 between the Limited Partnership and Aber International N.V. (the predecessor name of Harry Winston Diamond International N.V.), and as amended by an amending agreement dated January 30, 2009.

5.
Aber India Rough Diamond Supply Agreement dated October 30, 2007 between the Limited Partnership and Aber India Private Limited. (the predecessor name of Harry Winston Diamond (India) Private Limited) and as amended by an amending agreement dated January 30, 2009.

6.
Repadre Royalty Agreement dated September 30, 2003 between ADM, DDMI and Repadre Capital Corporation, as subsequently assigned by ADM to the Limited Partnership (then named Aber Diamond Limited Partnership) pursuant to an assignment agreement dated March 11, 2005 between ADM and the Limited Partnership.

7.
Letter Agreement dated September 30, 2003 between ADM and Repadre Capital Corporation, as subsequently assigned by ADM to the Limited Partnership (then named Aber Diamond Limited Partnership) pursuant to an assignment agreement dated March 11, 2005 between ADM and the Limited Partnership.

8.
Jennings Royalty Agreement dated September 30, 2003 between ADM, DDMI and Christopher Jennings, as subsequently assigned by ADM to the Limited Partnership (then named Aber Diamond Limited Partnership) pursuant to an assignment agreement dated March 11, 2005 between ADM and the Limited Partnership.

9.
Letter Agreement dated September 30, 2003 between ADM and Christopher Jennings, as subsequently assigned by ADM to the Limited Partnership (then named Aber Diamond Limited Partnership) pursuant to an assignment agreement dated March 11, 2005 between ADM and the Limited Partnership.

10.
Mutual Consent To Release Of Information dated September 22, 2003 between ADM and DDMI, as subsequently assigned by ADM to the Limited Partnership (then named Aber Diamond Limited Partnership) pursuant to an assignment agreement dated March 11, 2005 between ADM and the Limited Partnership.

PART 2

11.
Diamond Supply Agreement dated March 10, 2003, as amended by an amending agreement dated December 6, 2004 and a side letter dated March 10, 2003, each between ADM and Tiffany and Company, as subsequently assigned by ADM to the Limited Partnership (then named Aber Diamond Limited Partnership) pursuant to an assignment agreement dated March 11, 2005 between ADM and the Limited Partnership.

12.
Agreement To Establish A Protocol For Diamond Production Splitting dated January 7, 2003 between ADM and DDMI, as subsequently assigned by ADM to the Limited Partnership (then named Aber Diamond Limited Partnership) pursuant to an assignment agreement dated March 11, 2005 between ADM and the Limited Partnership.

13.
Consulting and Professional Services Agreement dated February 1, 2001 between ADM and Aber Diamond Corporation (the predecessor name of HWDC), as subsequently assigned by ADM to the Limited Partnership (then named Aber Diamond Limited Partnership) pursuant to an assignment agreement dated March 11, 2005 between ADM and the Limited Partnership and as amended by an amending agreement dated May 1, 2005, as amended and restated by the HWDC and the Limited Partnership on the Effective Date (the “Consulting Agreement”).

14.
Letter Agreement dated November 29, 2007 between The Northern Strategy Group and HWDC, as amended, as subsequently assigned by HWDC to ADM pursuant to an assignment agreement dated July 1, 2008 between HWDC and ADM, as subsequently further assigned by ADM to the Limited Partnership pursuant to an assignment agreement on the Effective Date.

SCHEDULE 3.2
SUMMARY OF SORTING AND MARKETING OPERATIONS

The companies referenced in this summary are set out on the organization chart attached as Appendix 3.2-A, which does not reflect the investments made by Kinross pursuant to the Subscription Agreement.

The entities involved in the sorting and sale of rough diamonds are:

1.	Harry Winston Technical Services Inc.;

2.	Harry Winston Diamond Limited Partnership;

3.	Harry Winston Diamond (India) Private Limited;

4.	Harry Winston Diamond International N.V.; and

5.	Harry Winston Diamond Mines Limited.

Harry Winston Diamond Mines Limited is a holding company that pays for a consultant in the Northwest Territories. The consulting agreement with such consultant will be assigned to the Limited Partnership as of the Effective Date.

Harry Winston Diamond (Israel) Ltd. will cease to do business on March 31, 2009.

Aber Quebec Inc. is a financing vehicle.

[SUMMARY OF BUSINESS DESCRIPTION REDACTED]

APPENDIX 3.2-A
ORGANIZATIONAL CHART

Harry Winston Diamond Corporation (Canada)
100%
Harry Winston Fifth Avenue Corporation (Canada)
50%
Abany Diamond Partnership (Ontario)
100%
HWH Acquisition Company LLC (Delaware)
100%
HW Holdings, Inc. (Delaware)
100%
Harry Winston, Inc. (New York)
100%
Harry Winston Rare Jewels Ltd.
11.4%
88.6%
Harry Winston SARL (France)
100%
Harry Winston Japan k.k. (Japan)
100%
Harry Winston (UK) Limited
100%
Harry Winston Inc Taiwan Branch (Taiwan)
100%
Harry Winston S.A. (Switzerland)
100%
Harry Winston (Hong Kong) Limited (Hong Kong)
100%
718 Fifth Avenue Corporation (New York)
100%
Harry Winston N.A. Pte LTD. (Singapore)
100%
Harry Winston Commercial (Beijing) Co., Ltd. (China)
50 %
Les Cadraniers de Geneve S.A. (Switzerland)
49%
Harry Winston LLC (United Arab Emirates)
100%
Harry Winston Building Services Inc. (Canada)
100%
Aber U.S. Operating Company LLC (Delaware)
100%
Aber Quebec Inc. (Canada)
100%
6019838 Canada Inc. (Canada)
100%
Harry Winston Technical Services Inc. (Canada)
100%
Aberex Minerals Ltd. (British Columbia)
100%
Harry Winston Diamond Mines Ltd. (NWT)
100%
6355137 Canada Inc. (Canada)
1%
99%
Harry Winston Diamond Limited Partnership (NWT)
40%
Diavik Diamond Mines (NWT)
100%
Aber Investments Limited (Cyprus)
99%
1%
Harry Winston Diamond (India) Private Limited
100%
Aber Diamond Marketing SARL (Luxembourg)
51%
Aber Diamond Trading SARL (Switzerland)
99%
1%
Harry Winston Diamond International N.V. (Belgium)
100%
Harry Winston Diamond (Israel) Ltd. (Israel)
100%
6849083 Canada Inc. (Canada)

SCHEDULE 4.6
FORM OF COUNTERPART AND ACKNOWLEDGEMENT

RE:	The shareholders agreement dated March 31, 2009 (the “Agreement”) between Harry Winston Diamond Mines Ltd. (the “Corporation”) and its shareholders

          The undersigned acknowledges that it has received a copy of the Agreement and has had an opportunity to review the Agreement. The undersigned agrees to be bound by the terms (including all covenants, agreements and obligations) of the Agreement as a party to the Agreement and shall be entitled to all benefits of a party pursuant to the Agreement, as fully and effectively as though the undersigned had executed the Agreement as a shareholder together with the other parties to the Agreement.

Dated [as of] ●

[NAME]

By:
●
Authorized Signatory

SCHEDULE 6.2
ARBITRATION PROCEDURES

1.	Definitions and Interpretation

(a)
Definitions – Unless otherwise defined in this Schedule, all terms defined in the Agreement which are used in this Schedule have the same meaning as provided for those terms in the Agreement. Where used in this Schedule, unless the context or subject matter otherwise requires, the following words and phrases will have the meaning set forth below:

“Arbitration Act” means the Arbitration Act, 1991 (Ontario);

“Arbitrator” means the arbitrator appointed pursuant to Section 2 of this Schedule;

“Approved Arbitrator” means a retired judge of the Supreme Court of Canada, Ontario Superior Court or Court of Appeal or a senior qualified lawyer who is impartial and independent of the Parties;

“Complaint” means a written statement concerning the Dispute, setting forth, with particularity, the full names, descriptions and addresses of the Parties, the nature of the complaint, the allegations of fact supporting the Dispute submitted for arbitration and the relief or remedy sought;

“Court” means the Ontario Superior Court of Justice;

“Dispute” means any matter which a Party, in accordance with the terms of the Agreement, submits to arbitration in accordance with the terms of this Schedule;

“Procedures” means the arbitration procedures described in this Schedule;

“Schedule” means this schedule of arbitration procedures.

(b)
Governing Law and Jurisdiction – The seat of the arbitration shall be Ontario and all Disputes referred to arbitration (including the scope of the agreement to arbitrate, the law relating to the enforcement of the agreement to arbitrate, any relevant limitation periods, the law governing the procedure of the arbitration, the law relating to available remedies, set-off claims, conflict of laws rules and claims to costs and interest) shall be governed by the laws of the Province of Ontario.

(c)
Time – In the computation of time under the Procedures or an order or direction given by the Arbitrator pursuant to this Schedule, except where a contrary intention appears or the Parties otherwise agree:

(i)
where there is a reference to a number of days between two events, those days shall be counted by excluding the day on which the first event happens and including the day on which the second event happens;

(ii)
where the time for doing any act under this Schedule or any order or direction given by the Arbitrator expires on a day which is not a Business Day, the act may be done on the next day that is a Business Day; and

(iii)
delivery of a document or notice provided for in this Schedule or any order or direction given by the Arbitrator made after 5:00 p.m. (Toronto time) or at any time on a day which is not a Business Day, shall be deemed to have been made on the next Business Day.

2.	Commencement of Arbitration

(a)
Any Party or Parties (collectively, the “Claimant”) may commence arbitration of a Dispute by delivering a written notice (a “Notice of Arbitration”) to the Party or Parties against whom the Claimant seeks a remedy (collectively, the “Respondent”). Where a Dispute arises which involves more than one Respondent, the Claimant may commence arbitration of the Dispute by delivering a Notice of Arbitration to each Party that is a Respondent.

(b)
In the Notice of Arbitration, the Claimant shall describe the substance of the Dispute name three individuals whom the Claimant is prepared to appoint as arbitrator, each of such individuals to be an Approved Arbitrator.

(c)
Not later than 10 days of the receipt of the Notice of Arbitration, the Respondent shall by Notice to the Claimant agree to the appointment of one of the three individuals named by the Claimant or provide the Claimant with a list of three other individuals who are Approved Arbitrators.

(d)
Not later than 10 days of receipt of the Respondent’s list, by Notice to the Respondent, the Claimant shall agree to the appointment of one of such individuals, or provide a further list of three Approved Arbitrators. The Parties shall continue to exchange lists of three Approved Arbitrators in this fashion until the Arbitrator is appointed.

(e)
If the Arbitrator is not appointed within 30 days of the initial receipt by the Respondent of the Notice of Arbitration, either Party may provide copies of the exchanged lists to ADR Chambers which shall appoint the Arbitrator.

(f)
Where any Party is a party to two or more pending arbitrations in relation to the same Dispute, such Party may apply to the Court for the consolidation of such arbitrations and other Parties to such arbitrations shall agree to the consolidation on such terms as the Court shall consider just.

3.	Arbitration Procedures – The following procedures shall apply to the arbitration of any Dispute, except as the Parties may otherwise agree or as the Arbitrator otherwise directs:

	(a)	Not later than 20 days after the appointment of the Arbitrator, the Claimant shall deliver to the Respondent and the Arbitrator the Complaint.

(b)
Not later than 30 days after the delivery of the Complaint, the Respondent shall deliver to the Claimant and the Arbitrator a written response (the “Answer”) to the Complaint setting forth, with particularity, its position on the Dispute and the allegations of fact supporting the Answer.

(c)
If the Respondent fails to deliver an Answer within the time limit referred to in Section 3(b) of this Schedule, the Respondent shall, subject to Section 3(f) of this Schedule, be deemed to have admitted the allegations of fact alleged in the Complaint and have accepted the Claimant’s entitlement to the relief and remedy set out in the Complaint.

(d)
Not later than 10 days after the delivery of any Answer, the Claimant may deliver to the Respondent and the Arbitrator a written reply to that Answer, setting forth, with particularity, its response, if any, to the Answer.

(e)
If the Respondent wants to submit any other Dispute to the Arbitrator it may, within the time provided for the delivery of the Answer to the Complaint, also deliver to the Claimant and the Arbitrator a counter-complaint (the “Countercomplaint”) setting forth, with particularity, the nature of the Countercomplaint, the allegations of fact supporting the Countercomplaint and the relief or remedy sought, for the Arbitrator to decide. Not later than 20 days after the delivery of a Countercomplaint, the Claimant shall deliver to the Respondent making a Countercomplaint and the Arbitrator a written response to such Countercomplaint (the “Response to Countercomplaint”) setting forth, with particularity, its position on the Countercomplaint and the allegations of fact supporting the Response to Countercomplaint. If the Claimant fails to deliver a Response to Countercomplaint within such period, the Claimant will be deemed, subject to Section 3(f) of this Schedule, to have admitted the allegations of fact alleged in the Countercomplaint, and have accepted the Respondent’s entitlement to the relief and remedy set out in the Countercomplaint. Not later than 10 days after the delivery of a Response to Countercomplaint, the Respondent may deliver to the Claimant and the Arbitrator a written reply to such Response to Countercomplaint setting forth, with particularity, its response to such Response to Countercomplaint. Any Dispute submitted to arbitration in accordance with this Section 3(e) of this Schedule shall be governed by, and dealt with as if it were the subject of a Notice of Arbitration, that shall be determined by the same Arbitrator as part of the same arbitration proceeding as the Notice of Arbitration.

(f)
The time limits set for the delivery of the documents referred to in Sections 3(a) to 3(e) of this Schedule may be extended by agreement of the Parties or by the Arbitrator for such period, on such terms, and for such reasons as the Arbitrator may determine upon application made to the Arbitrator in writing by either the Claimant or the Respondent on Notice to the other, with such application being made either before the expiry of the time limit in issue or not later than two days after such expiry, and the Arbitrator may relieve the applying Party of the consequences of its failure to comply with the time limit in issue, provided, however, that the other Party shall be given an opportunity to make submissions on the application.

(g)
Not later than 20 days after the completion of the steps set out in Sections 3(a) to 3(e) of this Schedule, a Party may, upon Notice to the other Party and to the Arbitrator, request the Arbitrator to give directions and make any order which is, in the discretion of the Arbitrator, reasonable regarding any procedural matters which properly should be resolved before the arbitration proceeds further, including the amendment of any pleadings, the provision of particulars, the production of documents and the need for examinations for discovery in connection with the arbitration, either by way of oral examination or written interrogatories, and a determination as to the manner in which evidence shall be presented to the Arbitrator (by way of agreed statement of facts, sworn evidence and transcripts of cross-examinations on such sworn evidence or viva voce, or some combination thereof). In making any order or giving any direction in respect of any procedural matter the Arbitrator may impose such terms as are reasonable in order to ensure the completion of the arbitration in a timely manner. The Notice requesting any direction or order pursuant to this subsection shall state the direction or order sought and set out the reasons for seeking such direction or order. Nothing in this Section shall be taken to limit the jurisdiction of the Arbitrator to deal with procedural matters in accordance with the Arbitration Act.

(h)
If no Party has requested directions in accordance with Section 3(g) of this Schedule, the Arbitrator shall give directions regarding the further procedural steps in the arbitration, including any production of documents, any examinations for discovery, and the nature of any hearing (“Hearing”). In making any order or giving any direction in respect of any procedural matter the Arbitrator may impose such terms as are reasonable in order to ensure the completion of the arbitration in a timely manner. Each of the Parties shall have an opportunity to make oral submissions to the Arbitrator in respect of such procedural steps.

(i)
Unless the time for making an award is extended by agreement of the Parties or by court order, the Arbitrator shall make an award within 60 days after completion of any Hearing or other final procedural step in which evidence or argument are provided to the Arbitrator. The award shall be in writing and shall state the reasons on which it is based. Executed copies of all awards shall be delivered by the Arbitrator to each Party as soon as is reasonably possible.

4.	Agreement to be Bound – No individual shall be appointed to the Arbitrator unless he or she agrees in writing to be bound by all provisions of this Schedule.

5.
Arbitrator Discretion – Subject to the Arbitration Act and applicable Law, the Agreement and this Schedule, the Arbitrator may conduct the arbitration in such manner as the Arbitrator considers appropriate.

6.
Interim Relief – At the request of any Party to the arbitration, the Arbitrator may take such interim measures as the Arbitrator considers necessary in respect of the Dispute, including measures for the preservation of assets, the conservation of goods or the sale of perishable goods. The Arbitrator may require security for the costs of such measures.

7.
Remedies – The Arbitrator may make final, interim, interlocutory and partial awards. An award may grant any remedy or relief which the Arbitrator considers just and equitable. The Arbitrator shall state in the award whether or not the Arbitrator views the award as final or interim, for purposes of any judicial proceedings in connection with such award.

8.	Experts – The Arbitrator shall not, without the written consent of the Parties to the arbitration, appoint any expert or other consultant or retain any counsel to advise him or her.

9.	Appeal – A Party to the arbitration may appeal an award to the court on a question of law or mixed fact and law.

10.
Costs of Arbitration – The fees and expenses of the Arbitrator and costs of the arbitration facilities shall be periodically billed to and paid in equal proportions by the Parties to the arbitration as the Arbitration proceeds. The Arbitrator shall have the power to award costs, including the fees and expenses of the Arbitrator and costs of the arbitration facilities, in whole or in part, upon hearing submissions by any Party requesting same, and any responding submissions from the other Party. Unless otherwise specifically ordered by the Arbitrator, any costs awarded shall be on a full indemnity basis, as such term or equivalent amended term is used in the Ontario Superior Court of Justice.

11.	Interest – The Arbitrator may award pre- and post-judgment interest in accordance with the Courts of Justice Act (Ontario).

12.
Notices – All Notices and all other documents required or permitted by this Schedule to be given by any Party to the arbitration to the other shall be given in accordance with Section 6.9 of the Agreement. All Notices and all other documents required or permitted by this Schedule to be given by any Party to the arbitration to the Arbitrator shall be given in accordance with the Arbitrator’s instructions.

13.
Confidentiality – The existence of the arbitration and any element of the arbitration (including an appeal) shall be confidential and shall be subject to the provisions of Section 6.1 of the Agreement.